

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2014

Via E-mail
H. Andrew DeFerrari
Chief Financial Officer
Dycom Industries, Inc.
11770 US Highway 1, Suite 101
Palm Beach Gardens, Florida 33408

      Re: Dycom Industries, Inc.
            Form 10-K for Fiscal Year Ended July 27, 2013
            Filed September 13, 2013
            File No. 1-10613

Dear Mr. DeFerrari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Backlog, page 6

1. In future filings, please disclose the amount of total backlog for each period presented based on estimated value of future services, including the period estimated. Please disclose the amount of total backlog for each period presented that is not supported by a job-specific contract. Finally, please disclose the amount of total backlog as of the most recent period related to uncompleted contracts that you have recorded a provision for estimated losses, to the extent material.

Critical Accounting Policies and Estimates, page 23

2. In future filings, please define the reporting unit level at which you test goodwill for impairment. Please refer to ASC 350-20-35 for guidance. Please provide us with the disclosure you intend to include in future filings.

3. We note that goodwill is 23% of total assets and 63% of total stockholders' equity as of July 27, 2013. We appreciate that you have provided investors with highlights of the key

assumptions used in the estimated fair value of your reporting units in which you performed a step one analysis. In future filings, please clarify whether the fair values of the reporting units with goodwill are considered to be substantially in excess of the carrying values (i.e., it is not reasonably likely that significant changes in the assumptions used to estimate fair value would occur and result in an impairment charge) to provide investors with a better understanding if there are reporting units with material uncertainty. In this regard, we note the expanded disclosures you have provided for the UtiliQuest reporting unit. In future filings, please ensure your disclosure for this reporting unit and for any other reporting units that have fair values that are not substantially in excess of the carrying values and have goodwill that is at risk for a material impairment charge includes the following:

- Identification of the reporting unit;
- A description of the specific assumptions to the corresponding reporting unit that drive the estimated fair value.
- A discussion of the uncertainty associated with the specific, key assumptions for the reporting unit. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.
- A discussion of any specific, potential events and/or circumstances that could have a negative effect to the estimated fair value. In regard to the corresponding disclosure you did provide for the one reporting unit, please expand this analysis to provide more specific factors to the reporting unit that management is monitoring and could result in a change to the reporting units' estimates and/or assumptions.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 32

4. In future filings, please disclose the amount collected during fiscal year 2013 for balances from acquisitions, as it appears the impact was material to your fiscal year 2013 operating cash flows.

5. We note that accounts receivable, net is your largest current asset at 47% of total current assets as of July 27, 2013. We further note days sales outstanding for accounts receivable significantly increased to 48 days as of July 27, 2013, compared to 41 days as of July 28, 2013. While we appreciate the explanation you provided for the increase, it would appear a more detailed explanation may be useful considering the significance to your liquidity. Specifically, please explain how the growth in operations during fiscal year 2013 impacted the increase in days. Please also disclose the differing payment terms you extend to your customers, including the customers related to the Acquired Subsidiaries, which will allow investors to understand how the variations in your sales is impacting your collections.

6. We note that costs and estimated earnings in excess of billings (CIEB) is 38% of total current assets as of July 27, 2013, and 36% as of October 26, 2013. We also note your disclosures that days sales outstanding for CIEB increased to 37 days as of October 26, 2013, compared to 33 days as of October 27, 2012. Given the significance of CIEB to your liquidity, please

provide investors with a more comprehensive understanding of how you determined that CIEB is realizable. Specifically, your discussion and analysis should disclose to investors the amount that was billed to customers subsequent to the balance sheet date. If a material portion of CIEB was not subsequently billed, provide an explanation as to why. For any material amounts of CIEB related to claims and unapproved change orders, provide investors with a detailed explanation as to why you believe such amounts are collectible. Please refer to Article 5-02(c)(4) of Regulation S-X, Item 303 of Regulation S-K, and Sections 206.02.a., 206.02.b.ii., and 501.13 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

Revenue Recognition, page 46

7. In future filings, please expand your policy to address each of the following:
   - Provide quantitative information for the different methods of revenue recognition to allow investors to better understand how your various recognition policies are impacting your consolidated statements of operations.
   - Provide a description of the different types of contracts you use, including the typical terms of these contracts and how the type of contract may impact revenue recognition.
   - Provide a description of the facts and circumstances in which you combine two or more contracts or segment a contract into two or more contracts for revenue recognition purposes. Please ensure you explain how the decision to combine contracts or segment a contract may impact revenue recognition. To the extent that combining contracts or segmenting a contract is materially impacting your operating results for any period presented, please provide investors with quantified disclosures of the impact.
   - Provide a description of how unapproved change orders and/or claims impact revenue recognition.
   - Disclose the amount of revenue recognized for each period presented that relates to unapproved change orders and/or claims.

   Please refer to ASC 605-35 for guidance. Please provide us with the disclosures you would have included in your fiscal year 2013 Form 10-K in response to this comment.

8. In future filings, please disclose the impact of any material changes in estimates to your consolidated financial statements to the extent material. Please refer to ASC 605-35-25-85, 605-35-25-86, 605-35-50-9, and 250-10-50-4 for guidance. Please provide us with the disclosures you intend to include in future filings.

Per Share Data, page 48

9. Please tell us how your stated accounting policy for the inclusion of performance vesting restricted share units in diluted earnings per common share complies with the guidance in ASC 260-10-45-31 and 45-48 – 45-57.

Segment Information, page 49

10. We note that you are aggregating your operating segments into one reporting segment, as you have determined the guidance in ASC 280-10-50-11 has been met. Please tell us and expand your disclosure in future filings to disclose the basis of organization (i.e., how your operating segments are organized). In addition, please tell us how you determined that each of your operating segments have similar economic characteristics and meet each of the other criteria required by ASC 280-10-50-11 for aggregation into one reportable segment. In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with your key metrics used in your quantitative analysis for each of the last five fiscal years and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the operating segments and your basis for concluding that each difference is temporary. Please refer to ASC 280-10-50-11, ASC 280-10-55-7A through 7C, and ASC 280-10-55-33 through 36 for guidance.

4. Accounts Receivable, page 53

11. In future filings, please disclose the amount, if any, representing claims or other similar items subject to uncertainty. Please also confirm to us that there are no material amounts, other than retainage balances, that are expected to be collected after one year. Please refer to Article 5-02.3(c) of Regulation S-X for guidance.

5. Cost and Estimated Earnings in Excess of Billings, page 54

12. In future filings, please provide the following additional disclosures:
   - The amount, if any, representing claims or other similar items subject to uncertainty along with a description of the nature and status of the principal items comprising such amount.
   - The amount expected to be collected after one year.
   - The amount related to the Acquired Subsidiaries or disclose the amount is immaterial.
   Please refer to Article 5-02.3(c) of Regulation S-X for guidance.

20. Supplemental Consolidating Financial Statements, page 69

13. Please revise your disclosure in future filings to clarify that all of the guarantor subsidiaries and the issuer are 100% owned by the parent as defined in Article 3-10(h)(1) of Regulation S-X, if correct. In this regard, we note your reference to the guarantor subsidiaries as "wholly-owned", which has a different meaning than 100% owned. Please also refer to Article 1-02(aa) of Regulation S-X for guidance.

14. We note your disclosure that the notes are fully and unconditionally guaranteed by the guarantor subsidiaries and parent. Please confirm to us that there are no circumstances the guarantor subsidiaries or parent may be released entirely from its obligations to guarantee the Notes. Otherwise, please provide us with a description of each release provision and confirm that in future filings you will note the release provisions each time that you disclose the guarantees are full and unconditional, along with a description of the release provisions.

Management's Report on Internal Control over Financial Reporting, page 82

15. Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting.

Exhibits 31

16. In future filings, please ensure the certifications are identical to the language included in Item 601(b)(31) of Regulation S-K. In this regard, please refer to paragraph 4.d.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787, or in his absence, Era Anagnosti, Staff Attorney, at (202) 551-3369, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief